EXHIBIT 99.1
                                  ------------

Press Release
==============

Company Contact:                                      Editorial Contact:
David P. Faulkner                                     Stewart Chalmers
Cimetrix, Inc.                                        Positio
Phone: (801) 256-6500                                 Phone: (408) 453-2400
Fax: (801) 256-6510                                   Fax: (408) 453-2404
faulkner@cimetrix.com                                 stew@positiopr.com



                Cimetrix Reports First Quarter Financial Results


     SALT LAKE CITY, Utah - May 17, 2004 - Cimetrix, Inc. (OTC: CMXX) a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its first quarter ended March 31, 2004. The Company reported net income of $20,000, or less than one cent per share, on revenue that increased 17% to $1.1 million compared with a net loss of $126,000, or $.01 per share, on revenue of $909,000 in the first quarter last year. Revenue mix in the first quarter included $735,000 in software and $330,000 in application services, customer support and training. The Company added three new major OEM customers during the quarter, further increasing the number of OEMs who are shipping equipment that uses Cimetrix software.

     Total operating expenses increased three percent for the quarter to $970,000 versus $942,000 in the first quarter of 2003. The increase in general and administrative expense was due to approximately $92,000 in expenses associated with a legal action that was resolved in April. Accordingly, the Company will incur minimal legal expenses related to this action in the second quarter and none in the second half of the year. Cost of sales in the first quarter was higher due to the overall increase in revenue and to the nature of revenue mix in the period. Selling, marketing and customer support expenses declined as the Company implemented a more streamlined sales process, both domestically and in its European office. Research and development expenses also declined slightly as the Company re-aligned some of its technical staff to focus on servicing new customers. Cimetrix closed the quarter with $1.3 million in cash and cash equivalents and its accounts receivables increased from $920,000 at year-end to more than $1.3 million due to the sales momentum the Company has generated, coupled with the continued growth of the semiconductor industry.

     Bob Reback, president and CEO, said, "Our financial performance in the first quarter and in particular our return to profitability is a positive sign for the company and an indication that our plan is working. Our technology is recognized as a leader in its field and we continue to add major new OEM customers. We believe that we are well positioned to achieve profitable growth in 2004."

About Cimetrix, Inc.

     Cimetrix (OTC: CMXX) designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix's connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide, and provides best in class solutions to meet the 300 mm SEMI communications standards, with OEM customer installs in all major 300 mm fabs. Cimetrix's PC based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300 and CODE (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.


Safe Harbor Statement:

     The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The comments made by the company's senior management in regards to future earnings involve risks and uncertainties including but not limited to the pending sales of Cimetrix software, which include CODE, CIM300 and CIMConnect product families, that could be effected by economic climate, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Reference is made to the Company's most recent Forms 10K and 10Q, which detail such risk factors.


                                       -1

                                   Exhibit 1
         Cimetrix, Inc. Condensed Consolidated Statement of Operations
               (In thousands, expect per share and share amounts)
                                  (Unaudited)



                                                          Three Months Ended
                                                               March 31,
                                                     ---------------------------
                                                      2004                2003
                                                     ------              ------
SALES
       Software                                     $  735              $  559
       Services and support                            330                 350
                                                     ------              ------

               Total net sales                       1,065                 909
                                                     ------              ------

OPERATING EXPENSES
     Cost of sales                                     154                  69
     Selling, marketing and customer support           252                 303
     Research and development                          213                 264
     General and administrative                        351                 306
                                                     ------              ------

         Total operating expenses                      970                 942
                                                     ------              ------

INCOME (LOSS) FROM OPERATIONS                           95                 (33)
                                                     ------              ------

OTHER INCOME (EXPENSES)
     Interest and other income                           8                   2
     Interest expense                                  (83)                (95)
                                                     ------              ------

         Total other income (expenses)                 (75)                (93)
                                                     ------              ------

INCOME (LOSS) BEFORE INCOME TAXES                       20                (126)

PROVISION FOR INCOME TAXES                               -                   -
                                                     ------              ------


NET  INCOME (LOSS)                                  $   20             $  (126)
                                                     ======             =======

INCOME (LOSS) PER
COMMON SHARE:
           BASIC                                    $    -             $  (.01)
                                                     ======             =======
           DILUTED                                  $    -             $  (.01)
                                                     ======             =======

WEIGHTED AVERAGE SHARES
OUTSTANDING:
           BASIC                                 27,627,000          24,065,000
                                                 ==========          ==========
           DILUTED                               27,798,000          24,065,000
                                                 ==========          ==========

                                   Exhibit 2
                   Cimetrix, Inc. Consolidated Balance Sheets
                      (In thousands, except share amounts)



                                     ASSETS

                                                  March 31,         December 31,
                                                    2004                2003
                                                 ---------           ---------
                                                (Unaudited)

CURRENT ASSETS
     Cash and cash equivalents                   $   1,328           $   1,389
     Marketable Securities                              31                 234
     Accounts receivable, net                        1,310                 920
     Inventories                                         7                   7
     Prepaid expenses and other current assets          77                  89
                                                 ---------           ---------

               Total Current Assets                  2,753               2,639

Property and equipment, net                             60                  84
Technology, net                                        264                 276
Other assets                                            29                  33
                                                 ---------           ---------

               Total Assets                      $   3,106           $   3,032
                                                 =========           =========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                            $     326           $     167
     Accrued expenses                                  271                 192
     Deferred revenue                                  609                 562
     Current portion of long-term debt                 511                 752
                                                 ---------           ---------

              Total Current Liabilities              1,717               1,673

LONG TERM DEBT, net of current portion               1,849               1,865
                                                 ---------           ---------

         Total Liabilities                           3,566               3,538


STOCKHOLDERS' DEFICIT
     Common stock, $.0001 par value:
      100,000,000 shares authorized,
      27,652,246 shares issued                           3                   3
     Additional paid-in capital                     28,660              28,634
     Treasury stock, at cost                           (49)                (49)
     Accumulated deficit                           (29,074)            (29,094)
                                                 ----------          ----------

         Total Stockholders' Deficit                  (460)               (506)
                                                 ----------          ----------

  Total liabilities and stockholders' deficit    $   3,106           $   3,032
                                                 ==========          ==========


                                      -3-